                                                               Exhibit (a)(1)(I)

PRESS RELEASE

                   INTELLIMARK ANNOUNCES SUCCESSFUL COMPLETION
                      OF ITS TENDER OFFER FOR TECHNISOURCE

LITTLE ROCK, Ark. (July 17, 2002) - IntelliMark Holdings, Inc. announced today that its tender offer to acquire all the outstanding shares of Technisource, Inc. common stock (Nasdaq: TSRC), at a purchase price of $4.00 per share in cash, expired at midnight on Tuesday, July 16, 2002. Approximately 10 million shares (or 96.8% of the outstanding shares), including approximately 30,000 shares tendered pursuant to guaranteed delivery procedures, were validly tendered and accepted for payment. Payment for these shares will be made promptly.

IntelliMark will acquire the remaining outstanding shares of common stock of Technisource through a short-form merger. Shares not purchased in the tender offer will be converted, upon completion of the merger, into the right to receive $4.00 per share in cash.

After the merger becomes effective, a letter of transmittal to be used for surrendering certificates in exchange for the cash payment will be sent to holders of record who did not tender their shares in the tender offer. IntelliMark will complete the merger and the acquisition of Technisource on or about July 23, 2002.

ABOUT INTELLIMARK
After the completion of the acquisition of Technisource, IntelliMark Holdings, Inc. will have approximately 2,500 employees and associates providing information technology services from offices in 40 markets across the US and India. IntelliMark's staffing division capabilities of national recruiting, staff augmentation and enterprise resource planning consulting will be merged with Technisource and operated under the Technisource brand. IntelliMark's solutions division capabilities, including managed services in security, wireless, help desk, training, application development and network integration and support, will retain the IntelliMark IT Business Solutions brand. The combined company's customer base of Fortune 500 and middle market companies represents a wide variety of industries, including banking and finance, communications, healthcare, manufacturing, retail and government. Headquartered in Little Rock, Arkansas, IntelliMark was purchased by Charlesbank Capital Partners and management in 2000. The company's website is www.intellimark-it.com.


ABOUT CHARLESBANK
Charlesbank Capital Partners, LLC, is a private equity and real estate investment firm with more than $2 billion of capital under management. The firm is currently deploying a $590 million private equity fund focused on middle-market management-led buyouts and growth capital financings, typically investing $20 million to $75 million per transaction in companies with enterprise values of $50 million to $500 million. Visit www.charlesbank.com for more information.

Contact Information:
-------------------
Brian Hodge, Director of Marketing & Communications
IntelliMark
2300 Cottondale Lane, Suite 250, Little Rock, AR 72202
Phone: (501) 664-1100;  Fax: (501) 537-4518
Email: bhodge@intellimark-it.com
URL: www.intellimark-it.com


Maura Turner, Communications Director
Charlesbank Capital Partners
600 Atlantic Avenue, Boston, MA  02210
Phone: (617) 619-5457;  Fax (617) 227-7728
Email: mturner@charlesbank.com
URL: www.charlesbank.com